CERTIFICATE OF NOTIFICATION


                                    Filed by

                              ALABAMA POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated September 8, 1995 in the matter of File No. 70-8661.

                                - - - - - - - - -

Alabama Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

                  1. A Seventh Supplementary Installment Sale Agreement was made and entered into by and between the Company and The Industrial Development Board of the Town of Columbia (Alabama) (the "Board"), relating to $21,000,000 aggregate principal amount of the Board's Pollution Control Revenue Refunding Bonds (Alabama Power Company Project), 1996 Series A, and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

                  2.       Filed herewith are the following exhibits:

                  Exhibit A -- Copy of Seventh Supplementary
                               Installment Sale Agreement between the
                               Board and the Company, dated as of
                               November 1, 1996.

                  Exhibit B -- Copy of Indenture of Trust relating
                               to the Series A Bonds between the Board
                               and SouthTrust Bank of Alabama, National
                               Association, dated as of November 1, 1996.

                  Exhibit C -- Opinion of Balch & Bingham dated December 10,
                               1996.


Dated           December 10, 1996            ALABAMA POWER COMPANY


                                             By_/s/Wayne Boston_____
                                                    Wayne Boston
                                                 Assistant Secretary